March 28, 2014

Via EDGAR

Jan Woo

Attorney - Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:

CopyTele, Inc.

Registration Statement on Form S-3

Filed February 11, 2014

File No. 333-193869

Dear Ms. Woo:

CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the telephonic inquiry received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 28, 2014 regarding our Registration Statement on Form S-3 filed February 11, 2014 (the “Registration Statement”). For your convenience, we have repeated below the Staff’s inquiry in bold and have followed such inquiry with the Company’s response.

1. Please provide a detailed analysis relating to the Company’s computation of its non-affiliated stockholders. Please also include an analysis describing why Mars Overseas Limited is not an affiliate of the Company.

We respectfully advise the Staff that based upon Rule 405 (the “Rule”) of the Securities Act of 1933, as amended, 191,825,531 shares of our common stock were held by non-affiliates as of January 29, 2014. This was computed by taking the number of shares of common stock outstanding as of January 29, 2014 (210,517,530) and subtracting from it all shares held by our officers and directors (18,691,999), such persons constituting the sole affiliates of the Company based upon the definition of “affiliate” as described in the Rule. As of the date hereof, 193,856,401 shares of common stock are held by non-affiliates.

We further respectfully advise the Staff that Mars Overseas Limited (“Mars”) is not an affiliate as such term is defined in the Rule. The Rule defines an affiliate as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Mars neither directly nor indirectly controls, is controlled by or is under common control with the Company or any of its officers or directors. None of Mars’ directors or officers is a director or officer of the Company nor is any of the Company’s directors or officers a director or officer of Mars. Further, the Company and Mars have not engaged in any transactions for over three years and other than for the transactions described below, the Company does not have any other agreements with Mars or its affiliates.

Mars received its shares of common stock in November of 2007 in connection with a technology license agreement (that has been idle for several years) by and between the Company and Videocon Industries Limited, an affiliate of Mars (“Videocon”). Simultaneously with the consummation of the technology license agreement: (i) the Company entered into a share subscription agreement with Mars whereby Mars purchased 20,000,000 shares (the “Shares”) of the Company’s common stock for an aggregate purchase price of $16,200,000; (ii) a wholly-owned subsidiary of the Company (the “Subsidiary”) entered into a global depository receipts purchase agreement with Global EPC Ventures Limited, an affiliate of Mars and Videocon, whereby the Subsidiary purchased 1,495,845 global depository receipts (the “GDRs”) of Videocon for an aggregate purchase price of $16,200,000; and (iii) the Subsidiary and Mars each entered into a loan and pledge agreement whereby each party simultaneously issued a $5,000,000 (the “Loan Amount”), non-interest bearing, seven year loan (the “Loans”) to the other party and each party pledged its ownership in the Shares or GDRs, as applicable, to the repayment of such Loan Amount to the other party.  The Shares and GDRs are being held in escrow until such time as the Loans become due (December 19, 2014). During the interim period where the Shares are being held in escrow, Mars has voting and dispositive control over all of the Shares.  Upon repayment of the Loan Amount by either or both of the Subsidiary and Mars, the Shares and/or GDRs, as the case may be, will be released from escrow. However, if either or both of the Subsidiary and Mars do not repay the Loan Amount, the Shares and/or GDRs will be forfeited back to the issuer. We expect that if the aggregate value of the Shares exceeds the Loan Amount, Mars will repay its Loan and retain ownership of the Shares (less any Shares that may be sold to pay back the Loan Amount). That said, the agreements that the Company and Mars signed in connection with this transaction do not give either party control over the other party nor do the agreements restrict, in any way, either party’s ability to conduct its business operations. Accordingly, we do not believe that Mars is an affiliate of the Company.

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In making this response the Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/ Robert A. Berman

Name: Robert A. Berman

Title: President and Chief Executive Officer